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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                FREEMARKETS, INC.
                       (Name of Subject Company (Issuer))

                                FREEMARKETS, INC.
                        (Name of Filing Person (Offeror))

       CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR MORE
                         (Title of Class of Securities)

                                 --------------

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 GLEN T. MEAKEM
                             CHIEF EXECUTIVE OFFICER
                                FREEMARKETS, INC.
                               FREEMARKETS CENTER
                                210 SIXTH AVENUE
                              PITTSBURGH, PA 15222
                            TELEPHONE: (412) 434-0500

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    COPY TO:

                              MARLEE S. MYERS, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                     THIRTY-SECOND FLOOR, ONE OXFORD CENTRE
                              PITTSBURGH, PA 15219


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                      ------------------------------------

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
                   $65,899,756                             $13,179

         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,237,034 shares of common stock of FreeMarkets, Inc. having an aggregate value of $65,899,756 as of June 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        $8,571
         Form or Registration No.:      5-57441
         Filing party:                  FreeMarkets, Inc.
         Date filed:                    July 6, 2001

         Amount Previously Paid:        $4,608
         Form or Registration No.:      5-57441
         Filing party:                  FreeMarkets, Inc.
         Date filed:                    July 25, 2001


         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

         The filing of this Schedule TO shall not be construed as an admission by FreeMarkets, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.



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                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on July 6, 2001 (the "Schedule TO") relating to the offer by FreeMarkets, Inc. ("FreeMarkets") to exchange all outstanding options to purchase shares of FreeMarkets common stock held by current employees (excluding executive officers and employees located outside of the United States) granted under the FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan having an exercise price of $20.00 or more per share for new options to purchase shares of FreeMarkets common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 6, 2001 (as amended, the " Offer to Exchange"), and in the related election form.


Item 4.  Terms of the Transaction.

         The Offer expired at 5.00 p.m. on August 3, 2001. Pursuant to the Offer, FreeMarkets has accepted for exchange options to purchase an aggregate of 181,000 shares of common stock. Subject to the terms and conditions of the Offer to Exchange and election form, FreeMarkets will grant new options to purchase shares of common stock for the options elected for exchange.

Item 12.  Exhibits.

         (a)(1)(A)   Offer to Exchange, dated July 6, 2001.**

         (a)(1)(B)   Form of Election to Exchange.**

         (a)(1)(C)   Form of Letter to Eligible Option Holders.*

         (a)(1)(D)   Memorandum to Employees, dated July 25, 2001.**

         (a)(2) FreeMarkets, Inc. Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2000 (File No. 000-27913) and incorporated herein by reference.

         (a)(3) FreeMarkets, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001 (File No. 000-27913) and incorporated herein by reference.

         (b)         Not applicable.

         (d)(1) FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan.*

         (d)(2) Form of Grant Certificate pursuant to FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan.*


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         (g)         Not applicable.

         (h)         Not applicable.

*        Previously filed as an exhibit to FreeMarkets' Schedule TO-1 (File No.
         5-57441) filed with the Securities and Exchange Commission on July 6, 2001.

** Previously filed as an exhibit to Amendment No. 1 to FreeMarkets' Schedule TO-1 (File No. 5-57441) filed with the Securities and Exchange Commission on July 25, 2001.








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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                         FreeMarkets, Inc.


                                     By: /s/ JOAN S. HOOPER
                                        ----------------------------------
                                        Joan S. Hooper
                                        Executive Vice President,
                                          Chief Financial Officer and Secretary


Dated: August 6,  2001


















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